

Mail Stop 3561

June 25, 2009

Via Facsimile and U.S. Mail

Mr. Michael D. Pruitt
  Chief Executive Officer and Chief Financial Officer
CHANTICLEER HOLDINGS, INC.
4201 Congress Street, Suite 145
Charlotte, North Carolina 28209

> **Re: Chanticleer Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 6, 2009**
> **File No. 814-00709**

Dear Mr. Pruitt:

        We have reviewed your filing and have the following comments. We think you should revise your document in future filings on Form 10-K and by amending your March 31, 2009 Quarterly Report on Form 10-Q, in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days. The amendment to the March 31, 2009 Quarterly Report on Form 10-Q should be filed as soon as practical.

Form 10-K (Fiscal Year Ended December 31, 2008)

Management's Discussion and Analysis

Liquidity and Capital Resources, page 11

1.   Please expand the disclosure in the second paragraph to state whether the CEO
        has made a firm commitment to make loans to you in the amount of $50,000. If
        so, disclose the expected repayment terms of the loans, including the rate of
        interest. To the extent, such 'loans' will instead be in the form of 'advances,'
        which have no specific repayment terms please clarify. In addition, expand the
        last paragraph to clarify from whom (or which investment) such distribution in
        the amount of $1,275,000 will be received, and explain the circumstances for the
        distribution and whether it is represents a cash-out of a portion of or of your entire
        investment. It is unclear from your disclosures as how or where such large
        distribution will be generated. Finally, disclose that you have borrowed the full
        amount of $500,000 line of credit, and that such credit line expires in June 2009,
        and indicate whether you anticipate renewal of the credit line.

Results of Operations, page 11

Revenue

2.   Please expand to disclose how you determined the fair value of the securities
        received (i.e., the amount to recognize as revenue) in exchange for the services
        you provided for each year presented. In this regard, your disclosure should
        address how you determined the measurement date and the value to assign to the
        securities received and whether any of the terms of the securities are subject to
        adjustment after the measurement date. For guidance, see paragraphs 4-6 of EITF
        00-8. Your revenue recognition policy in the notes to the financial statements on
        page 25 should also be expanded to describe how the board of directors
        determines the fair value of the stock received.

3.   Expand the disclosure to discuss from whom the securities have been received
        and whether the transactions were with your related party equity investee
        Investors LLC. Further, expand to describe the types of management services
        you provide and explain why your revenues decreased during the period.

Asset Impairment and Equity in Earnings (Losses) of Investments, page 12

4.   Expand the disclosure under "Asset Impairment" to disclose the impairment
        occurred in fiscal year 2008 and quantify the total remaining investment in your
        gas well investments at the most recent balance sheet date. Disclose and tell us

supplementally how you are accounting for the investment in these gas wells (i.e., cost or equity method investment, marketable securities, other), as it is not clear as to the nature of these investments or where they are reflected in the balance sheet. With regard to "Equity in Earnings (Losses) of Investments," disclose the amount of earnings (losses) for each period presented and explain in detail the reasons for the significant changes.

Unrealized Gains (Losses) of Marketable Equity Securities, page 12
and
Interest Expense and Realized Gains from Sale of Investments, page 13

5.   For each of these headings, please disclose the amounts incurred for each period as reflected on the statements of operations.

Critical Accounting Policies, page 14

6.   We note the disclosure that your most critical accounting policy is the valuation of investments. We also note the disclosure in the second paragraph that (i) your valuation process is intended to provide a consistent basis for determining the fair value of your available-for-sale investments, (ii) you will record unrealized loss on investments when you believe that an investment has become impaired, including where realization of an equity security is doubtful, and (iii) you record unrealized gain if you believe that the underlying security has appreciated in value. Please consider revising the last two sentences of the second paragraph to conform to the guidance for measuring and recording the impairment of available-for-sale securities located in paragraph 16 of SFAS No. 115, paragraphs 7 through 15 of FSP FAS 115-1/124-1, and to SAB Topic 5.M. In this regard, significantly expand to discuss how you determine whether an individual investment has been impaired, whether the impairment is other than temporary, and how you determine the amount of the impairment loss.

Financial Statements

Statements of Cash Flows, page 21

7.   See the financing activity line item "Advance from related party." From disclosure in Note 9, we see that such advance is non-interest bearing, and does not appear to represent a loan. In this regard, to the extent the advance was used for working capital purposes not identified with any type of investing or financing activity, please reclassify this amount to cash flows used in operating activities. See SFAS No. 95, paragraph 22. We also note you received additional advances in the first quarter ended March 31, 2009. Such advances should also be similarly reclassified, as appropriate.

Note 1. Nature of Business

Organization, page 23

8.   See the third paragraph. Please clarify how the total 6% interest earned on the
        convertible note is "distributed" by Investors LLC, as we note you indicate one-
        third of the interest is paid as a management fee to you while the remaining 4%
        interest is distributed to you and other investors on a pro-rata basis. Also, expand
        the disclosure in the fourth paragraph of Note 11 to disclose that the $5.0 million,
        6% convertible note is the principle asset of Investors LLC, which you hold a
        23% equity investment.

Note 2. Significant Accounting Policies, page 25

9.   Please clarify that your revenue includes management fees, and that you also earn
        additional revenue for management and other technical services provided to
        certain of your investments (please define the meaning and nature of 'certain of
        your investments'). Please note that "revenues" should exclude equity in earnings
        (losses) of your investments. Also please expand to indicate your policy for
        revenue recognition using the guidance in SAB Topic 13.A.1.

Note 4. Investments, page 31

10.   Please expand the disclosures of your available-for-sale securities to further
        provide the major type of security. In this regard, indicate the securities that
        pertain to debt, equity or other security types. See paragraph 19 of SFAS No.
        115. In addition, for any debt securities, disclose the contractual maturity dates
        pursuant to paragraph 20 of SFAS No. 115.

11.   To the extent any of your equity method investees are considered significant
        pursuant to the investment, asset, and income tests for significant subsidiary
        outlined in Rule 1-02(w) of Regulation S-X, substituting 20% for 10%, please
        provide summarized financial data for each such investee (or combined investees
        that exceed 20% on an aggregated basis) that includes at a minimum, revenues,
        gross profit, income (loss) from continuing operations, and net income (loss).
        Such data in the annual financial statement notes should not be labeled as
        "unaudited." In this regard, it appears that summarized financial data may be
        required for your equity method investee, Chanticleer Investors, LLC.

Controls and Procedures, page 38

12.   It appears you inadvertently omitted an evaluation of your disclosure controls and procedures pursuant to the requirements of Item 307 of Regulation S-K. We note you have appropriately included such information in your March 31, 2009 Quarterly Report on Form 10-Q. Please comply in future filings on Form 10-K.

Form 10-Q (Quarter Ended March 31, 2009)

Balance Sheets, page 3

13.   We assume that you adopted SFAS 141(R) on January 1, 2009 as anticipated. If our understanding is correct, it appears that the deferred acquisition costs should have been charged off as contemplated by paragraph 59 of the revised statement. Please revise or advise.

Statements of Cash Flows, page 5

14.   See the operating activity line item, "Increase (decrease) in deferred revenue." Please tell us how the decrease of $72,917 was computed for the three months ended March 31, 2009, as we note that there was no amount of deferred revenue recorded on the balance sheet at December 31, 2008 and such amount was approximately $302,000 at March 31, 2009. In addition, expand the last paragraph of note 3 to disclose the total value of the two new investments received in exchange for services provided, and disclose that these investments are accounted for using the cost method, if true.

Note 3. Investments, page 8

15.   As a related matter, please quantify your percentage ownership interest in each of the two companies. In addition, please clarify how estimated fair market value was determined. If the companies are not publicly traded, describe each of the companies and explain your valuation methodology in detail.

16.   Please provide us with a supplemental schedule of each individually significant component of your available-for-sale securities as of each balance sheet date. Identify each significant investee and describe the nature of the investment. Explain and illustrate the methodology you applied in order to ascertain whether each such investment was other than temporarily impaired at the balance sheet dates and provide detailed support for your conclusion. We may have further comments upon review of your response.

Management's Discussion and Analysis

Comparison of three months ended March 31, 2009 and 2008, page 14

17.   Refer to your discussion of revenue. Please revise to clarify, if true, that you earned management fees on services that you provided to previously unrelated companies. In addition, please state that these companies compensated you with shares of their stock rather than in cash. Your current disclosure that you "received equity investments" is confusing.

18.   See the paragraph discussion of "other income (expense)." Please clarify that in the three months ended March 31, 2008 you recorded an unrealized holding loss of $17,500 from marketable equity securities, if true.

19.   Refer to the Form 8-K for May 29, 2009. We note that you have agreed to extend the term of the $5 million loan originally due on May 24, 2009. Please discuss the business reasons for your very recent decision to extend this loan for an additional eighteen months. Discuss the consideration you have given to the collectability of this loan and to the valuation of your related investment in Chanticleer Investors LLC.

20.   In addition, please explain whether and how this development impacts your liquidity for the fiscal year.

Controls and Procedures, page 15

21.   Please expand the disclosure under section (b) to clarify whether or not there have been any changes in your internal control over financial reporting. Your current disclosure is limited to the wording "internal controls." See Item 308T(b) of Regulation S-K. In addition, please expand to describe the corrective actions taken with regard to significant deficiencies and material weaknesses (and describe the material weaknesses identified in your internal control over financial reporting). In this regard, we note management's assessment of the internal control over financial reporting at December 31, 2008 was 'not effective.' Please explain what corrective measures were implemented to reach the conclusion that your disclosure controls and procedures are 'effective' subsequently at March 31, 2009. In addition, please reconsider your conclusion upon resolution of these comments.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief